UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

LEGEND INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52467C100

(CUISP Number)

Kisan International Trading FZE
Emaar Business Park 2
Ofice 562
Jebel Ali, Dubai, UAE

(Address of Principal Executive Office) (Zip Code)

June 9, 2009

(Date of Event which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 52467C100

1.         Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Kisan International Trading FZE
I.R.S. Employer Identification No.: Not Applicable

2.         Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)           [X]
(b)           [   ]

3.         SEC Use Only...

4.         Source of Funds (see Instructions):  WC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ......................................................................................... [ ]

6.         Citizenship or Place of Organization:  Dubai, UAE

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 51,035,050*
9. Sole Dispositive Power: None
10. Shared Dispositive power: 51,035,050*

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 51,035,050 Shares.*

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................................................................. [ ]

13.        Percent of Class Represented by Amount in row (11):  20.3%

14.        Type of Reporting Person (See Instructions): CO

* Includes 25,000,000 shares of Common Stock issuable upon exercise of stock options.

CUSIP NO. 52467C100

1.         Name of Reporting Person
S.S. of I.R.S. Identification No. of Above Person

Indian Farmers Fertiliser Cooperative Limited
I.R.S. Employer Identification No.: Not Applicable

2.         Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)           [X]
(b)           [   ]

3.         SEC Use Only...

4.         Source of Funds (see Instructions):  WC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ......................................................................................... [ ]

6.         Citizenship or Place of Organization:  New Delhi, India

Number of Shares Beneficially owned by:	7. Sole Voting Power: None
8. Shared Voting Power: 51,035,050*
9. Sole Dispositive Power: None
10. Shared Dispositive power: 51,035,050*

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 51,035,050 Shares.*

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).................................................................................. [ ]

13.        Percent of Class Represented by Amount in row (11):  20.3%

14.        Type of Reporting Person (See Instructions): CO

* Includes 25,000,000 shares of Common Stock issuable upon exercise of stock options.

Amendment No. 2 to Schedule 13D

This amendment (“Amendment No. 2”) amends the Schedule 13D filed on August 27, 2008, as amended by Amendment No. 1 filed on March 16, 2009, by Kisan International Trading FZE (“Kisan”) and the Indian Farmers Fertilizer Cooperative Limited (“IFFCO”) with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $.001 per share of Legend International Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1.            Security and Issuer

Common Stock, par value $0.001 per share of Legend International Holdings, Inc.  (the “Issuer”), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 8008, Australia.

Item 2.            Identity and Background

(a)-(c)       The undersigned hereby file this Schedule 13D statement on behalf of:

(i)           Kisan International Trading, FZE. (“Kisan”) a corporation wholly owned by the Indian Farmers Fertiliser Cooperative Limited (“IFFCO”).  Kisan is a private investment and trading vehicle for IFFCO.  Kisan’s registered address is Emmar Business Park 2, Office 562, Jebel Ali, Dubai, UAE.

(ii)          IFFCO is a multi-state cooperative society organized under the laws of India.  IFFCO is India’s largest fertilizer enterprise, a cooperative with over 50 million farmers associated with it, primarily engaged in production and marketing of nitrogenous and phosphate fertilizers in India.  IFFCO’s registered address is C1, District Centre, Saket Place, New Delhi India 110017 Dr. US. Awasthi is the managing director of IFFCO.

(d)           None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Kisan is a UAE corporation.  IFFCO is an Indian corporation.  Dr. Awasthi is an Indian Citizen.

Item 3.            Source and Amount of Funds or Other Consideration.

Kisan utilized its working capital to purchase the Shares referred to below.

Item 4.            Purpose of Transaction

Effective as of July 14, 2008 the Issuer entered into a Share Options Agreement (the “Agreement”) with IFFCO under which IFFCO received options to purchase, directly or through its affiliates, 30 million shares of Common Stock of the Company on the following terms:

a.	5,000,000 options, at an exercise price of $2.50 per share and expiring 60 days from the closing;

b.	8,000,000 options, at an exercise price of $3.00 per share and expiring 12 months from the closing;

c.	8,000,000 options, at an exercise price of $3.50 per share and expiring 18 months from the closing;

d.	9,000,000 options, at an exercise price of $4.00 per share and expiring 24 months from the closing.

The proceeds from the exercise of the options will be utilized to fund capital expenditure related to the Issuer’s phosphate project.

At the same time, Kisan purchased 15 million shares of Common Stock from Renika Pty Ltd for a purchase price of $1.87 per share.

The Share Options  Agreement gives IFFCO a preemptive right to acquire its pro rata share of future issuances of Common Stock by the Company with certain exceptions.

The Issuer agreed to increase the size of its Board of Directors from two members to six within 30 days following the closing and to appoint two nominees of IFFCO to the Issuer’s Board of Directors, including the Managing Director of IFFCO, Dr. U. S. Awasthi and two additional nominees to be selected by Mr. Gutnick.  The Issuer also agreed to amend its Bylaws to require that certain material actions by the Issuer shall require the unanimous approval of the Board of Directors.

Pursuant to the Share Options Agreement, the parties agreed to enter into a long-term rock off-take agreement (“ROTA”), which shall be separately negotiated but which shall be based on the principles set forth in the Agreement.

In connection with the sale by Renika of 15,000,000 shares of Common Stock to IFFCO, Mr. Gutnick and Renika entered into a Shareholders Agreement with IFFCO pursuant to which the parties agreed to vote their shares in favor of the election of their respective Board nominees, including four nominees selected by Mr. Gutnick and two by IFFCO, subject to adjustment, based upon their proportionate share ownership.  Mr. Gutnick’s nominees are subject to the approval of BMO Nesbitt Burns in accordance with that certain Agency Agreement dated as of June 3, 2008.  The parties granted each other certain rights of first refusal  and tag-along rights with respect to future sale of shares by each other and their respective affiliates.  In addition, the parties agreed to vote by mutual agreement with respect to certain material actions requiring stockholder approval.

Effective as of August 7, 2008 IFFCO exercised 5 million options at an exercise price of $2.50 per share, less an early exercise discount of 1% per 30 days, for 36 days.

The transactions described above were entered into by IFFCO for investment purposes and for commercial purposes in connection with the ROTA.  IFFCO may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by it at any time.  Except as set forth above in this Item 4, IFFCO does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D.  Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.            Interest in Securities of the Issuer

(a) and (b)               The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

Name	Aggregate Number Of Shares Owned	Percentage of Outstanding (1)

IFFCO (2)	51,035,050	20.3%

(1)	Based on 226,315,392 shares of Common Stock outstanding on May 8, 2009

(2)	The shares are registered in the name of Kisan, which is a wholly-owned subsidiary of IFFCO. Includes 25,000,000 shares issuable upon exercise of stock options, which are described in Item 4 above.

(c)           Except as set forth below, none of the persons listed in response to Item 2 above acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days that have not previously been reported on Schedule 13D.

Party	Date of Purchase	Amount of Shares Purchased	Price Per Share	Nature of Transaction

Kisan	5/6/09	10,000	$0.5700	Purchase
Kisan	5/7/09	7,000	$0.5836	Purchase
Kisan	5/11/09	88,500	$0.5700	Purchase
Kisan	5/20/09	10,000	$0.6000	Purchase
Kisan	5/28/09	490,100	$0.6000	Purchase
Kisan	5/29/09	11,600	$0.6000	Purchase
Kisan	6/3/09	88,100	$0.6000	Purchase
Kisan	6/4/09	151,000	$0.6000	Purchase
Kisan	6/5/09	215,000	$0.6000	Purchase
Kisan	6/8/09	220,000	$0.6000	Purchase
Kisan	6/9/09	250,000	$0.6000	Purchase

(d)(i)        Not applicable

(e)           Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits

Exhibit 1 –	Shares Option Agreement dated as of July 14, 2008 (Incorporated by reference to the Issuer’s Form 8-K filed on July 16, 2008).

Exhibit 2 -	Shareholders Agreement dated as of July 14, 2008 (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 16, 2008).

Exhibit 3 –	Joint Filing Agreement (Previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 15, 2009

KISAN INTERNATIONAL TRADING, FZE.

By	/s/ V.S. Vaish
V. S. Vaish
Director

INDIAN FARMERS FERTILISER
COOPERATIVE LIMITED

By	/s/ R. P. Singh
R. P. Singh
Executive Director (Corporate Affairs)